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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 VERISIGN, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   ----------

                                    92343E10-2
                                 (Cusip Number)

                             Douglas E. Scott, Esq.
                   Senior Vice President and General Counsel
                        Science Application International
                                   Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                              Tel No.: 858-546-6000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
          Senior Counsel Science Application International Corporation
                  10260 Campus Point Drive San Diego, CA 92121
                              Tel No.: 858-546-6000

                                  June 8, 2000
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

      Check the following box if a fee is being paid with this statement: [ ]


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                                  Page 1 of 9

                                  SCHEDULE 13D

CUSIP No. 92343E10-2                                         Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Science Applications International Corporation 95-3630868

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                                7  SOLE VOTING POWER

     NUMBER OF SHARES              None
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH         8  SHARED VOTING POWER

                                   7,522,500 shares of Common Stock

                                9  SOLE DISPOSITIVE POWER

                                   None

                                10 SHARED DISPOSITIVE POWER

                                   17,522,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,522,500 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9%

14  TYPE OF REPORTING PERSON*

    CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSIP No. 92343E10-2                                         Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    SAIC Venture Capital Corporation 88-0447177

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada

                                7  SOLE VOTING POWER

     NUMBER OF SHARES              None
BENEFICIALLY OWNED BY EACH
  REPORTING PERSON WITH         8  SHARED VOTING POWER

                                   17,522,500 shares of Common Stock

                                9  SOLE DISPOSITIVE POWER

                                   None

                                10 SHARED DISPOSITIVE POWER

                                   17,522,000 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    17,522,500 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9%

14  TYPE OF REPORTING PERSON*

    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88)

   Item 1. Security and Issuer.

      This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of VeriSign, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1350 Charleston Rd., Mountain View, CA 94043.

   Item 2. Identity and Background.

      (a)-(c) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended ( the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC" and, together with SAIC, the "Reporting Persons").

      SVCC's principal office is located at 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109. SVCC is a wholly owned venture capital investment subsidiary of SAIC. SAIC's principal office is located at 10260 Campus Point Drive, San Diego, California 92121. SAIC provides diversified professional and technical services and designs, develops and manufactures high-technology products.

      The following information with respect to each executive officer and director of SAIC and SVCC is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or SVCC for which such information is set forth above.

      (d)-(f) During the last five years, neither SAIC nor SVCC nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and SVCC, each of the individuals listed in Appendix A attached hereto is a United States citizen.

   Item 3. Source and Amount of Funds or Other Consideration.

      On June 8, 2000, the Issuer acquired all of the shares of the common stock of Network Solutions, Inc. ("Network Solutions") in a stock for stock exchange through the merger of Network Solutions into Nickel Acquisition Corporation ("MergerSub"), a wholly-owned subsidiary of the Issuer. As of June 8, 2000, SVCC owned 16,300,000 shares of Network Solutions common stock which was converted on a 1.075 basis to 17,522,500 shares of VeriSign common stock.

   Item 4. Purpose of Transaction.

      On June 8, 2000, the Issuer acquired all of the shares of the common stock of Network Solutions, Inc. in a stock for stock exchange through the merger of Network Solutions into Nickel Acquisition Corporation ("MergerSub"), a wholly-owned subsidiary of the Issuer. As of June 8, 2000, SVCC owned 16,300,000 shares of Network Solutions common stock which was converted on a 1.075 basis to 17,522,500 shares of Common Stock. In connection with the merger, William A. Roger, and Michael A. Daniels were appointed to the Board of Directors of the Issuer. Mr. Roger is a director of SVCC and a Corporate Executive Vice
President and Chief Financial Officer of SAIC and Mr. Daniels is a Sector Vice President of SAIC.

     (a) - (j)Not applicable.

   Item 5. Interest in Securities of the Issuer.

     (a) SVCC directly owns 17,522,500 shares of Common Stock, which represent approximately 9% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending March 31, 2000, filed with the Commission on May 12, 2000 in which the Issuer stated that the number of shares of Common Stock outstanding as of April 28, 2000 was 115,406,231, as well as the Issuer's Report on Form 8-K, filed with the Commission on June 19, 2000 which reported the issuance of approximately 78 million shares of Common Stock in connection with the merger of Network Solutions, Inc. with and into Nickel Acquisition Corporation, a wholly-owned subsidiary of the Issuer on June 8, 2000. For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

     (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 17,522,500 shares of Common Stock.

     (c) None.

     (d) SVCC is a wholly owned subsidiary of SAIC.

     (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Issuer entered into a registration rights agreement with SVCC. This agreement will require the Issuer on up to three occasions when requested by SVCC, to file a registration statement with the Commission registering for public resale at least 2,000,000 shares of Common Stock received by SVCC in the merger. The Issuer will only be required to effect one registration in any six month period. In addition, SVCC will be entitled to "piggyback" registration rights so as to be able to include the shares of Common Stock it receives in the merger in a registration statement filed by the Issuer. This agreement will terminate after May 6, 2005 or earlier if the Issuer provides a written opinion that the shares may be resold in a three-month period under Rule 144 or 145 under the Securities Act without restrictions on manner of sale, notice or current public information.

   Item 7. Material to be Filed as Exhibits.

      Exhibit A: Agreement as to Joint Filing of Schedule 13D, dated as of June 22, 2000, between SAIC and SVCC.

      Exhibit B: Registration Rights Agreement between the Issuer and SVCC dated as of March 6, 2000. Incorporated herein by reference to Annex F to the Form S-4 filed by the Issuer on April 12, 2000.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2000.

                                            SCIENCE APPLICATIONS INTERNATIONAL
                                               CORPORATION

                                            By /s/ Douglas E. Scott
                                              ---------------------------------
                                              Douglas E. Scott
                                              Senior Vice President and
                                                  General Counsel




                                            SAIC VENTURE CAPITAL CORPORATION


                                            By /s/ Ira J. Miller
                                              ---------------------------------
                                              Ira J. Miller
                                              President



                                   APPENDIX A

                        Directors and Executive Officers

      The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.




                                                                             NAME, PRINCIPAL BUSINESS
                                                                             AND ADDRESS OF
                                                                             CORPORATION OR OTHER
                                                                             ORGANIZATION IN WHICH
                                                                             EMPLOYMENT
NAME                            PRINCIPAL OCCUPATION                         IS CONDUCTED
----                            --------------------                         ------------------------

Duane P. Andrews                Corporate Executive Vice President and       1710 SAIC Drive
                                 Director of SAIC                            McLean, VA 22102

J. Robert Beyster               Chairman of the Board, Chief Executive       1241 Cave Street
                                 Officer, President and Director of SAIC     La Jolla, CA 92037

Wolfgang H. Demisch             Managing Director of Wasserstein Perella,    Wasserstein Perella Securities, Inc.
                                an investment bank                           31 West 52nd Street, 27th Floor
                                                                             New York, NY 10019

David W. Dorman                 Chief Executive Officer of Concert           Concert Communications Company
                                 Communications Company                      1230 Peachtree Street, Suite 2000
                                                                             Atlanta, GA 30339


                                  Page 6 of 9


                                                                             NAME, PRINCIPAL BUSINESS
                                                                             AND ADDRESS OF
                                                                             CORPORATION OR OTHER
                                                                             ORGANIZATION IN WHICH
                                                                             EMPLOYMENT
NAME                            PRINCIPAL OCCUPATION                         IS CONDUCTED
----                            --------------------                         ------------------------

Wayne A. Downing                Director of SAIC                             2860 S. Circle Drive, Suite GL10
                                                                             Colorado Springs, CO 80906

John E. Glancy                  Executive Vice President and Director of     1299 Prospect
                                 SAIC                                        La Jolla, CA 92037

Bobby R. Inman                  Director of SAIC                             701 Brazos, Suite 500
                                                                             Austin, TX 78701

Anita K. Jones                  Professor, Dept. of Computer Science,        Department of Computer Science
                                University of Virginia                       Thornton Hall
                                                                             University of Virginia
                                                                             Charlottesville, VA 22903

Harry M. Jansen Kraemer, Jr.    President and Chief Executive Officer of     Baxter International, Inc.
                                Baxter International Inc., a health care     One Baxter Parkway
                                products, systems and services company       Deerfield, IL 60015

Claudine B. Malone              President of Financial Management            7570 Potomac Fall Road
                                Consulting, Inc., a consulting company       McLean, VA 22102

Stephen D. Rockwood             Executive Vice President and Director of     16701 West Bernardo Drive
                                 SAIC                                        San Diego, CA 92127

Louis A. Simpson                President and Chief Executive Officer,       Plaza Investment Managers, Inc.
                                Capital Operations of GEICO Corporation, an  5951 La Sendita, Bldg. A
                                insurance company                            Rancho Santa Fe, CA 92067

Richard C. Smith                Chief Executive Officer of Telcordia         445 South Street
                                Technologies, Inc., a wholly owned           Morristown, NJ 07960
                                subsidiary of SAIC

Edward A. Straker               Executive Vice President and Director of     11251 Roger Bacon Drive
                                SAIC                                         Reston, VA 20190

Monroe E. Trout                 Director of SAIC                             9322 Norlake Circle
                                                                             Knoxville, TN 37922

Joseph P. Walkush               Sector Vice President and Director of SAIC   1241 Cave Street
                                                                             La Jolla, CA 92037

John H. Warner, Jr.             Corporate Executive Vice President and       10260 Campus Point Drive
                                Director of SAIC                             San Diego, CA 92121


                                  Page 7 of 9




                                                                             NAME, PRINCIPAL BUSINESS
                                                                             AND ADDRESS OF
                                                                             CORPORATION OR OTHER
                                                                             ORGANIZATION IN WHICH
                                                                             EMPLOYMENT
NAME                            PRINCIPAL OCCUPATION                         IS CONDUCTED
----                            --------------------                         ------------------------

Jasper A. Welch                 President of Jasper Welch Associates, a      2129 Foothill Road
                                consulting firm                              Santa Fe, NM 87505

A. Thomas Young                 Director of SAIC                             12921 Esworthy Road
                                                                             N. Potomac, MD 20878






      The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.



NAME                       TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
----                       -----------------------------------------------------

Daniel W. Baldwin          Corporate Executive Vice President and Treasurer

J. Dennis Heipt            Corporate Executive Vice President and Secretary

Peter N. Pavlics           Senior Vice President and Controller

William A. Roper, Jr.      Corporate Executive Vice President and Chief
                           Financial Officer
                           SAIC
                           1241 Cave Street
                           La Jolla, CA 92037

Robert A. Rosenberg        Executive Vice President
                           SAIC
                           1710 SAIC Drive
                           McLean, VA 22102

Douglas E. Scott           Senior Vice President and General Counsel

      The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation ("SVCC"). To the knowledge of SVCC, each director listed below is a United States citizen.








                                                                               NAME, PRINCIPAL BUSINESS
                                                                               ADDRESS OF CORPORATION/
                                                                               ORGANIZATION IN WHICH IS
NAME                            PRINCIPAL OCCUPATION                           CONDUCTED
----                            --------------------                           ------------------------


J. Robert Beyster (Chairman)    Chairman of the Board, Chief Executive         1241 Cave Street
                                Officer, President and Director of SAIC        La Jolla, CA 92037


J. Dennis Heipt                 Corporate Executive Vice President and         10260 Campus Point Drive
                                Secretary of SAIC                              San Diego, California

William A. Roper, Jr.           Corporate Executive Vice President and Chief   1241 Cave Street
                                Financial Officer of SAIC                      La Jolla, CA 92037

Douglas E. Scott                Senior Vice President and General Counsel of   10260 Campus Point Drive
                                SAIC                                           San Diego, California





      The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SVCC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each officer named below is c/o SAIC Venture Capital Corporation, 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.






NAME                      TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
----                      -----------------------------------------------------


Ira J. Miller             President and Treasurer








                                  Page 9 of 9